September 23, 2010

Fletcher J. McCusker, Chairman
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

> RE: **The Providence Service Corporation**
> **Form 10-K for FYE December 31, 2009**
> **Filed March 12, 2010;**
> **DEF 14A for Annual Meeting on May 20, 2010**
> **Filed April 22, 2010**
> **File No. 1-34221**

Dear Mr. McCusker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 29

1. We note from the transcript to your earnings call held on May 6, 2010 that you discussed EBITDA trends and projected EBITDA margins. We further note in your proxy filed on April 22, 2010 that management is compensated based on performance against budgeted EBITDA. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether EBITDA and EBITDA margin represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze your EBITDA and EBITDA margins. Alternatively, tell us why that would not be material to an investor's understanding of your business. Refer to FRC 501.12.b.1. for additional guidance.

Liquidity and Capital Resources, page 30

2. We note from the transcript to your earnings call held on August 5, 2010 that you described how your excess cash flow will be swept after the end of the year to pay down the senior debt whether you repay the debt voluntarily or not. With a view towards disclosure in future filings, please describe this provision in greater detail and the potential impact in quantitative and qualitative terms to your liquidity and capital resources.

Consolidated Balance Sheets, page 73

3. It appears from the transcript to your earnings call held on May 6, 2010 that you recorded all of the 2009 management bonus entirely in the 4th quarter of 2009. However, it appears you are recording the 2010 bonus on a quarterly basis. Please clarify for us the bonus plans you were discussing, how you accounted for the bonuses in 2009 and 2010 and the basis for your accounting treatment for each period.

Note 9. Long-Term Obligations, page 101

4. We note the amended Credit Agreement included revisions that increased the annual interest rates, from LIBOR plus 3.5% to LIBOR plus 6.5% and Base Rate plus 2.5% to Base Rate plus 5.5%. We also note on page 55 you disclose incurring amendment fee of $565,000 and approximately $2.0 million in fees and expenses in connection with the transaction. Please tell us how you determined the accounting treatment for the amended Credit Agreement and if you considered this to be a substantial modification of terms of an existing agreement. In your response, please provide us with your calculation of the present value of cash flows for the Credit Agreement under the original terms and the new terms after the amendment. See FASB ASC 470-50-40-6 to 40-12 for additional guidance.

Exhibits

5. We note that exhibits 10.6 and10.9 do not have certain schedules or exhibits and that a notation in the Exhibit Index indicates these have been "omitted pursuant to Regulation S-K, Item 601(b)(2)" but will "furnish supplementally" upon request. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

DEF 14A for Annual Meeting on May 20, 2010

Executive Compensation Review Process

6. We note that you benchmark to compensation survey data. To the extent that the Compensation Committee is aware of the companies that comprise the compensation

survey data used in benchmarking confirm that you will disclose in future filings the names of the companies considered and provide us with sample disclosure. To the extent that the Compensation Committee is not aware of the identities of companies considered confirm that you will disclose this in future filings. In addition we note your reference to "peer group survey data" on page 35. In future filings, please clarify whether you benchmark to the peer group survey data. If you do, please confirm that you will provide disclosure similar to that for the compensation survey data in future filings and provide sample disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (520) 747-6605